December 5, 2008
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Callidus Software Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 000-50463
Dear Mr. Kronforst,
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 24, 2008 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience the section headings and numberings of our response correspond to the section headings and numberings used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35
1.	You discuss Net New Annual Contract Value and the number of subscribers in your earnings press releases and on your earnings conference calls. Please tell us what consideration you gave to disclosing Net New Annual Contract Value and the number of subscribers as key indicators of your financial condition and operating performance pursuant to Section III.B1 of SEC Release 33-8350.

Our Response: The Company launched its on-demand service offering in early 2006. Throughout 2007 our on-demand business grew significantly as we focused more on the on-demand delivery method for our software. Our typical on-demand contracts require customers to subscribe to our on-demand services for a period of one to two years. The revenue for these services is recognized over the contract term pursuant to our revenue policy detailed in the “Critical Accounting Policies” section of our filings. As the Company has continued its transition into this business model it became evident that the measurement of annual contract value was becoming a key indicator of the Company’s future operating performance as contemplated by the requirements of Section III.B1 of SEC Release 33-8350. This metric, combined with the number of subscribers, provides our investors the ability to evaluate the average price per subscriber that our on-demand services are sold for and to better model future revenues based on contracts already executed. In addition, we have noted that the disclosure of annual contract value or annual recurring revenues (ARR) and the disclosure of the number of subscribing customers have become industry-specific measurements that many companies with this type of business offering provide to their investors. Given the importance of these measurements as an indicator of operating performance as well as their common use in the industry, the Company believes that these measurements meet the criteria identified in Section III.B1 of SEC Release 33-8350.
Commencing with our 10-Q filing for the period ended June 30, 2008, we concluded that with the growing size of our on-demand business it was appropriate to disclose the measurement of Net New Annual Contract Value. The Company continued this practice in its 10-Q filing for the period ended September 30, 2008. While this measurement has been included in the Company’s two most recent filings without the supporting subscriber count, in future filings the Company proposes to disclose both Net New Annual Contract Value and its subscriber counts, consistent with its press release and earnings call.
Form 10-Q for the Period Ended September 30, 2008
Item 1. Financial Statements
Note 2. Acquisition, page 13
2.	We note your acquisition of Compensation Technologies LLC included contingent payments that were not accounted for in the initial purchase price. Your disclosures appear to indicate that the $1.9 million contingent payment will be booked as additional purchase price at December 31, 2008 if Robert Conti remains employed by the company at that date. Please explain to us how you considered paragraph 34 of SFAS 141 with respect to this contingent payment.

Our Response: Prior to the acquisition of Compensation Technologies and Compensation Management Services (the “Acquired Entities”), the ownership structure of the Acquired Entities was as follows:

Robert Conti	31%
Gary Tubridy	31%
David Cichelli	31%
Various employees of the Acquired Entities	7%
Note that aside from their common ownership interest in the Acquired Entities, the shareholders were unrelated.
The terms of the acquisition of the Acquired Entities included a base purchase price of $8.5 million and provisions for two contingency payments of $4.8 million. The first contingency payment, identified in the staffs’ comment number 2 above, will not be earned by any of the selling shareholders if Robert Conti does not remain a Callidus employee through December 31, 2008 (the “Conti Contingency”). More specifically per the terms of the acquisition agreement, the Conti Contingency is earned if Mr. Conti either (i) has not terminated his employment with Parent or an Affiliate or any successor to Parent prior to December 31, 2008 except for Good Reason or (ii) has been terminated by Parent without Cause prior to December 31, 2008. Upon achievement of this contingency, the $1.9 million total payment will be made to each of the former shareholders of the Acquired Entities in proportion to their ownership percentage as outlined above. The second contingency, also payable to each of the former shareholders in proportion to their prior ownership interest, will not be earned if certain revenue growth and earnings targets are not achieved (the “Operational Contingency”).
With respect to the Conti Contingency, as required by SFAS 141 paragraph 34, the Company evaluated whether or not this contingency constituted compensation or additional purchase price. The Company made its determination in accordance with EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”. After careful consideration of the factors identified below, the Company determined that the Conti Contingency represented additional purchase price and therefore not an arrangement to provide compensation for services to one shareholder.
Based on our conclusion, payment in respect of the Conti Contingency will only be recorded as additional purchase price if and when the criteria has been met and the consideration becomes payable.
The company evaluated the following factors identified in EITF 95-8 in its determination that the Conti Contingent payment should be accounted for as additional purchase price.
Factors involving terms of continuing employment:
•	Linkage of continuing employment & contingent consideration: There is linkage between Robert Conti, an approximately 31% shareholder of the purchased entities, his continued employment and the Conti Contingency.

•	Duration of Employment: Robert Conti signed an at will employment agreement, which is expected to continue for two years.

•	Level of compensation: Robert Conti was hired as a Company employee with a level of compensation that is approximately equivalent with his predecessor and consistent with the compensation of other executive peers at the Company. As such, the inclusion of his portion of the contingent consideration (31% of $1.9 million or $589,000) on top of his employment agreement amount (for a total of $844,000 before bonus) would clearly put Robert Conti’s compensation out of range with the market and other Company executives at his level. In fact, inclusion of the contingent consideration as compensation would result in Robert’s compensation being well in excess of the Chief Executive Officer of the Company.

Summary of compensation and comparison to other executives:
o	Robert Conti’s employment agreement for the position of Senior Vice President, Worldwide Client Services includes a base salary of $255,000 and a bonus potential of 75%.

o	This position of SVP, Worldwide Client Services was formerly held by Rick Furino, whose resignation effective January 31, 2008 was announced on December 6, 2007, five weeks before the acquisition. Mr. Furino’s base salary for 2007 was $257,000 and his bonus potential was 75%

o	The 2008 base salaries for other senior executives at the Company range from $210,000 to $350,000 with all executives having a bonus potential ranging from 55% to 75% (except for the CEO and Senior Vice President, Worldwide Sales whose bonus potentials are at 100%).
•	The Company believes that the employment agreement with Robert Conti is representative of a normal executive salary and represents the appropriate amount that should be operating costs.
Factors involving components of shareholder group.
•	All of the selling shareholders of the Acquired Entities held identical interests in the Acquired Entities with respect to voting and economic rights. Further, the acquisition agreement provides that all of the selling shareholders are subject to the same contingency formula and will receive the same per share consideration if the Conti Contingency payment is earned. The fact that there is equal benefit to all shareholders, regardless of whether or not they are employees of the Company, supports the Company’s position this consideration represents additional purchase price.

•	Two unrelated selling shareholders that together held a 62% interest in the acquired entities did not become employees of the Company. Robert Conti, the sole significant shareholder to remain as an employee, held an interest of approximately 31% of the Acquired Entities. Based on the share ownership of the Acquired Entities, it is clear that Robert Conti would not receive a majority of the contingent consideration.

•	It would be inconsistent to treat the contingency amounts paid to Mssrs. Tubridy and Cichelli as capital in nature, which they would have to be, given their non-employee status, while treating the same contingency payment to Robert Conti as compensation. Such treatment would result in different purchase prices for identical shares of the Acquired Entities stock.
Factors involving reasons for contingent payment provisions and the formula for determining contingent consideration.
The contingent consideration was determined in a manner consistent with the business valuation used to arrive at the purchase price. The valuation of the acquired businesses was based primarily on a multiple of revenues and a discounted cash flow analysis.
•	In the initial discussions with the selling shareholders, dating to late November 2007, the parties focused on the overall valuation of the businesses. However, to protect against post-closing erosion of the value of the Acquired Entities, the Company determined it would seek to tie a portion of the consideration to a staff retention contingency and a portion to achieving certain financial results.

•	Ultimately, the all-in purchase price for the businesses (assuming both the Conti Contingency and the Operational Contingency payments are fully earned) is $13.3M, or approximately 1X 2007 revenues of $13.4M. This revenue multiple is broadly consistent with other publicly traded IT service providers and government IT service providers at the time. Additionally, the low end and high end of the potential purchase price (assuming the exclusion and inclusion of the contingent payments) is consistent with a presentation to the Company’s Board of Directors on January 9, 2008 where a slide showed a discounted cash flow at target growth and margin that valued the Acquired Entities at between $8.1M to $14.9M.

•	In summary, the businesses acquired were valued based on multiples and projected cash flows. Both the Conti Contingency and the Operational Contingency were in place to reduce post-acquisition potential operations risks to the Company while preserving the negotiated value of $13.3M to the sellers. In effect, the Conti Contingency came about as the result of negotiations among the parties as to what post-closing developments in the business would justify payment of the full purchase price to the selling shareholders. The Conti Contingency did not represent compensation for Mr. Conti’s employment, but instead a necessary contingency for the selling shareholders to receive the total consideration they and the Company agreed the businesses were potentially worth. We believe that the shareholders of the acquired companies would never have sold us their businesses without an opportunity to attain the full $13.3M they believed their companies were worth.
We believe the accounting for this acquisition is appropriate. However, given the staffs’ inquiry into this disclosure, we are proposing to provide further clarification by enhancing our disclosure in our 10-K for the year ending December 31, 2008 and in subsequent filings as appropriate. We have included below for your consideration our enhanced disclosure covering the contingency payments:

The acquisition included contingent payments of up to $4.8 million that were not accounted for in the initial purchase price as of the acquisition date. The contingent payments include $1.9 million to be paid on December 31, 2008 to all of the former shareholders of CT and CMS in proportion to their ownership interests if, by that date, Robert Conti, Senior Vice President Worldwide Client Services, has not terminated his employment with the Company except for good reason or his employment has been terminated by the Company without cause.
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Ronald J. Fior, our Chief Financial Officer, at (408) 808-6518.
Sincerely yours,
/s/ Ronald J. Fior
Ronald J. Fior
Chief Financial Officer,
Senior Vice President, Finance and Operations